Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015

March 24, 2017

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Joel Parker
Mr. Brian McAllister

RE:           Walgreens Boots Alliance, Inc.
Form 10-K for Fiscal Year Ended August 31, 2016
Filed October 20, 2016
File No. 001-36759

Ladies and Gentlemen:

Walgreens Boots Alliance, Inc. (the "Company") acknowledges receipt of the letter dated February 23, 2017 providing comments on the above-referenced filing by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission. Kimberly Scardino, the Company’s Senior Vice President, Global Controller and Chief Accounting Officer, and Collin Smyser, the Company’s Vice President and Corporate Secretary, spoke with Joel Parker of the Staff on March 23, 2017, who kindly granted the Company's request for an extension to April 14, 2017 to respond to the Staff’s comments. Accordingly, the Company plans to respond to the Staff's comment letter on or before that date. The Company greatly appreciates the Staff's cooperation in this regard.

Sincerely,

/s/  George R. Fairweather

Executive Vice President and Global Chief Financial Officer

cc:     Kimberly R. Scardino
Collin Smyser